Filed by Spartan Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: October 6, 2021

Allego Announces Filing of Registration Statement on Form F-4 in Connection with its Proposed Business Combination with Apollo-Affiliated Spartan Acquisition Corp. III

Paris, FR; Arnhem, NL; and New York, NY, October 6, 2021 – Allego Holding B.V. (“Allego” or the “Company”), a leading pan-European electric vehicle charging network, which recently announced its proposed business combination with Apollo-affiliated Spartan Acquisition Corp. III, a publicly traded special purpose acquisition company (NYSE: SPAQ) (“Spartan”), today announced that its affiliate, Athena Pubco B.V. (“Athena Pubco”) filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2021.

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the previously announced proposed business combination. While the Registration Statement has not yet become effective and the information therein is subject to change, it provides important information about Allego and Spartan, as well as the proposed business combination.

In July 2021, Spartan entered into a business combination agreement with Allego, pursuant to which, following consummation of the business combination contemplated therein, the combined company will be listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “ALLG”. Completion of the transaction is subject to approval by Spartan’s stockholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

Upon completion of the proposed business combination, Athena Pubco is expected to receive approximately $702 million in total gross proceeds from a combination of a fully committed PIPE offering of $150 million, along with approximately $552 million of cash held in trust, assuming no redemptions. The proceeds from the proposed business combination will be used to fund the Company’s future growth through the deployment of additional public electric vehicle (“EV”) charging sites, as it focuses on delivering fast and ultra-fast chargers and continues to build its technology moat, and for general corporate purposes.

Allego is a leading EV charging company in Europe and has deployed over 26,000 charging ports across 12,000 public and private locations, spanning 12 European countries. The Company’s charging network includes fast, ultra-fast, and AC charging equipment. The Company takes a two-pronged approach to delivering charging solutions by providing an owned and operated public charging network with 100% renewable energy in addition to providing charging solutions for business to business customers, including leading retail and auto brands. The Company’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third parties.

Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans and e-trucks, which promotes increasing utilization rates across its locations. Allego has developed a rich portfolio of partnerships with strategic partners, including municipalities, more than 50 real estate owners and 15 OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.

Mathieu Bonnet, Chief Executive Officer of Allego, commented, “We are pleased to have reached this next step in the transaction process. The proceeds received from this transaction are expected to accelerate our leadership position within the European EV charging market as OEMs continuously look to replace traditional internal combustion engines with EVs. Our expanded footprint will help ease the automotive markets’ transition to EVs by providing more accessibility to charging stations, all while maintaining a strong financial position throughout the growth phase.”

About Allego

Allego delivers charging solutions for electric cars, motors, buses and trucks, for consumers, businesses and cities. Allego’s end-to-end charging solutions make it easier for businesses and cities to deliver the infrastructure drivers need, while the scalability of our solutions makes us the partner of the future. Founded in 2013, Allego is a leader in charging solutions, with an international charging network comprised of more than 26,000 charge points operational throughout Europe – and growing rapidly. Our charging solutions are connected to our proprietary platform, EV-Cloud, which gives us and our customers a full portfolio of features and services to meet and exceed market demands. We are committed to providing independent, reliable and safe charging solutions, agnostic of vehicle model or network affiliation. At Allego, we strive every day to make EV charging easier, more convenient and more enjoyable for all.

About Spartan Acquisition Corp. III

Spartan Acquisition Corp. III is a special purpose acquisition entity focused on the energy value-chain and was formed for the purpose of entering into a merger, amalgamation, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Spartan is sponsored by Spartan Acquisition Sponsor III LLC, which is owned by a private investment fund managed by an affiliate of Apollo Global Management, Inc. (NYSE: APO). For more information, please visit www.spartanspaciii.com.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan Acquisition Corp. III’s (“Spartan”) and Allego Holding B.V.’s, a Dutch private limited liability company (“Allego”), actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Reorganization (the “BCA”); (ii) the outcome of any legal proceedings that may be instituted against Athena Pubco B.V., a Dutch limited liability company (“Athena Pubco”) and/or Allego following the announcement of the BCA and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the BCA; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the BCA or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of Athena Pubco’s common shares on the NYSE following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Allego, Spartan or Athena Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof filed by Athena Pubco in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Spartan, Allego or Athena Pubco, the transactions described herein or other matters and attributable to Spartan, Allego, Athena Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and Athena Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Spartan, Athena Pubco or Allego, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a registration statement on Form F-4 was filed by Athena Pubco with the SEC on September 30, 2021. Once declared effective, the Form F-4 will include a definitive proxy statement to be distributed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of Athena Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Spartan, Allego and Athena Pubco urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Allego, Spartan, and the proposed business combination. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Spartan’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Spartan, Allego, Athena Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Spartan’s, Athena Pubco’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, Athena Pubco’s and Allego’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

For Allego

Investors

investors@allego.eu

Media

allegoPR@icrinc.com

For Spartan Acquisition Corp. III

Investors

info@spartanspacIII.com

Media

Communciations@apollo.com